UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Selectica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

816288104

(CUSIP Number)

February 7, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐Rule 13d-l(b)
☒Rule 13d-l(c)
☐Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	816288104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sems Capital, LLC IRS No. 33-1073947

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0 shares

6	SHARED VOTING POWER
96,393 shares of common stock

7	SOLE DISPOSITIVE POWER
0 shares

8	SHARED DISPOSITIVE POWER
96,393 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,393 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.52%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; OO (Limited Liability Company)

CUSIP No.	816288104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lloyd Sems

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
81,066 shares of common stock

6	SHARED VOTING POWER
96,393 shares of common stock

7	SOLE DISPOSITIVE POWER
81,066 shares of common stock

8	SHARED DISPOSITIVE POWER
96,393 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
177,459 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.48%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN; HC

Item 1. (a) Name of Issuer:
Selectica, Inc.

(b) Address of Issuer’s Principal Executive Offices:
2121 South El Camino Real, San Mateo, CA 94403

Item 2. (a) Name of Person Filing:
This Schedule 13G is being filed by (i) Sems Capital, LLC; and (ii) Lloyd Sems

(b) Address of Principal Business Office or, if none, Residence:
(i) and (ii)
7 Dey Street, Suite 301
New York, NY 10007

(c) Citizenship:
(i)  Delaware
(ii)  U.S.

(d) Title of Class of Securities:
Common Stock

(e) CUSIP:
816288104

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐Broker or dealer registered under section 15 of the Act;

(b)☐Bank as defined in section 3(a)(6) of the Act;

(c)☐Insurance company as defined in section 3(a)(19) of the Act;

(d)☐Investment company registered under section 8 of the Investment Company Act of 1940;

(e)☐An investment adviser in accordance with Rule 13d-l(b)(l)(ii)(E);

(f)☐An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(l)(ii)(F);

(g)☐A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

(h)☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

ATV Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Sems Capital, LLC	0	0	96,393	0	96,393	96,393	3.52%

Lloyd Sems	81,066	81,066	96,393	81,066	96,393	177,459	6.48%

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  .

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Exhibit A attached hereto.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

February 14, 2012
SEMS CAPITAL, LLC

By:	/s/ Lloyd Sems
Name:	Lloyd Sems
Title:	Managing Member

/s/ Lloyd Sems
LLOYD SEMS

Index Exhibit
SCHEDULE 13G

Exhibit Number	Exhibit Description

A	Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.
B	Joint Filing Agreement dated February 14, 2012 between Sems Capital, LLC and Lloyd Sems.